100 N. Sepulveda Blvd.
19th Floor
El Segundo, CA 90245
310.725.5200
www.enpointe.com

January 31, 2006

Mr. Stathis Kouninis Securities and Exchange Commission Division of Corporate Finance, Room 4561 100 F Street, N.E. Washington, D.C. 20549	VIA FACSIMILE & U.S. MAIL

Re:	En Pointe Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Filed December 27, 2005
File No. 0-28052
Dear Mr. Kouninis:
     This is to acknowledge that we are in receipt of your letter dated January 31, 2006 in which you request certain additional information relative to the above filing. Insomuch as we are presently in the process of preparing the Company’s quarterly Form 10-Q that is due on February 14, 2006 and that we will need time to coordinate the litigation portion of the queries with our legal council, we request that the ten business days commence on February 14, 2006 and extend to February 28, 2006. That would be much appreciated, indeed.

Sincerely,

/s/ ROBERT A. MERCER
Robert A. Mercer
V. P. Finance & Taxation
Secretary